Exhibit 99.1

Operator

Good day, ladies and gentlemen. Welcome to the Teva to acquire Barr Pharmaceuticals conference call. My name is Katie and I will be your coordinator for today. At this time, all participants will be in a listen-only mode. We will be conducting a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS)

I would like to now turn the call over to Ms. Elana Holzman, Senior Director of Teva Investor Relations. Ma’am you may proceed.

Elana Holzman —Teva Pharmaceutical—Director IR

Thank you, Katie. Good morning and good afternoon, everyone. Welcome to Teva’s conference call to discuss the Barr acquisition. We hope you have had a chance to review our press release, which we issued earlier this morning. A copy of the press release is available on our website, www.TevaPharma.com, as well as on Barr’s at www.BarrLabs.com. Additionally, we are conducting a live webcast of this call that is also available on our website.

Today we are joined by Shlomo Yanai, Teva’s President and CEO; Bruce Downey, Chairman and CEO of Barr; Eval Desheh, Teva’s Chief Financial Officer; William Martin, President and CEO of Teva North America; and Gerard Van Odijk, CEO of Teva Europe. Shlomo, Bruce, and Eval will begin by providing an overview of the transaction. We will then open the call for a question-and-answer period.

Before we proceed with the call, I would like to remind everyone that the Safe Harbor language contained in today’s press release also pertains to this conference call and website. Shlomo?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Thank you, Elana. I would like to welcome all of you and to thank you for joining us on this very exciting day for Teva and for Barr. Last night Teva signed a definitive agreement to acquire Barr, the fourth-largest generic drug company in the world, for $7.46 billion. In addition, we will assume approximately $1.5 billion of Barr’s net debt. The consideration will comprise 60% cash and 40% Teva common stock.

I would like to begin by sharing with you just some of the deal’s highlights. First and foremost, this acquisition will enhance our market leadership, our market share, and our leadership position in the US and in key global markets. Second, the deal has compelling economics supported by substantial synergies and is expected to be accretive to GAAP earnings in the fourth quarter after closing.

Third, Barr will significantly strengthen our product portfolio and pipeline. Finally, this is a transaction born of opportunity in which two great, strong companies are joining forces to capture an even greater share of the growing opportunities in generics and provide even more value for our stakeholders.

This transaction is delivered by strong strategic rationale. The combination of these two global leaders presents an outstanding opportunity strategically and economically and will elevate Teva’s market leadership to a new dimension. Our unrivaled global platform will enable us to further leverage our R&D, manufacturing, legal, marketing, and distribution capabilities, enhance our go-to-market strategies, and provide the most comprehensive [big-to-big] value proposition to our largest customers on a global scale.

Teva’s strategy, as you know, is focused on market leadership. This acquisition will significantly enhance our global market share and our position as the global generics leader. In the US, the world’s largest generic market, Teva’s market share in terms of total prescriptions will expand from approximately 18% to 24%, enabling us to break away even further from the pack of our competitors.

But our market leadership won’t stop there. As Teva will now capture 16% of the total prescriptions in the US pharmaceutical market overall, including divisions devoted to neurology, respiratory, and women’s health. Outside the US, we will be significantly strengthening our position in key European and Central and Eastern European markets. In some of these countries we will become the generic leader. In others we will be very well positioned to become the leader.

Let me give you some examples. In Germany, the largest market for generic pharmaceuticals in Europe, and where the environment is beginning to favor generics, Barr brings a valuable platform which enables us to double our sales and become the fifth-largest corporation in the German market. In Poland, the sixth-largest pharmaceuticals market in the European Union, this acquisition will position us among the top three pharmaceutical companies. In Russia, one of the world’s fastest-growing markets and a region that we identified in our strategic plan as a priority markets, this acquisition will position us at top 10 pharma player.

This acquisition will enable tremendous expansion, not only geographically but also in terms of product offerings and development pipelines. As you know, one of the major pillars of our strategic growth plan is to double down on our product portfolio with a special emphasis on first-to-file and first-to-market opportunities. Following this acquisition, Teva will have a portfolio in the US of over 500 marketed products and more than 200 ANDAs pending with the FDA, representing branded sales excess of $120 billion. Of this, approximately 70 are believed to be first-to-file patent force challenges.

It is important to mention that the combination of the two companies’ product portfolios is highly complementary with minimal overlap, which means that we expect the acquisition to add a large number of new products to our portfolio. In addition to these new products, we are gaining an entirely new segment, Barr’s broad and substantial women’s health portfolio, which includes both generic and specialty products. All of this will enable us to speed our progress in doubling our product portfolio.

What is more, by becoming Barr [notable] women’s health franchise with Teva’s growing franchise of respiratory products, we will be further diversifying our specialty product division and thus further improving the balance of Teva’s business model. Barr will also provide us with valuable know-how and infrastructure in biogenerics, which together with Teva’s current R&D efforts and our recent acquisition of CoGenesys, will help us shape the future landscape of biogenerics and achieve our long-term strategic goal of becoming the leader in what is going to be the next wave in science and generics.

This transaction is not only great strategic fit, it also more than meets Teva’s rigorous economic criteria for acquisitions. We expect the combination to generate substantial synergies, including R&D synergies from pipeline reorganization, manufacturing synergies from our existing infrastructure and API capabilities, and G&A synergies from infrastructure overlap. We expect that within three years the transaction will generate at least $300 million in annual cost synergies and, as I mentioned earlier, that it will become accretive in the fourth quarter after closing.

On a pro forma basis, the combined company would have had 2007 revenues of $11.9 billion. As I explained, the acquisition is very well aligned with the key pillars of Teva’s strategic plan. When it comes to market leadership, market share, product portfolio, and biogenerics.

Now I would like to say a few words about how this acquisition affects our long-term targets. Last February, we announced our 20/20 strategic targets, to which $20 billion in revenues with 20% net profit margins. These targets are based on organic growth with small targeted acquisitions, such as our acquisition of Bentley in Spain, which we announced on March 31.

Clearly, Barr is not a small add-on acquisitions but rather a very major acquisition, which will in fact providing upside to our 20/20 targets and enable us to exceed them. This, of course means, that we will need to adjust our long-term targets upwards. Once we have closed the deal, we will be able to provide you with precise information about our new higher, long-term targets.

As you know, Teva has a long track record of very successful acquisitions and integrations. Along the way, we have learned many things about what makes a smooth integration and some of the most important qualities are those that are intangible, that cannot be measured in numbers, such as shared corporate culture and values. Barr and Teva have known each other a long time, and although the last few months we have of course come to know each other even better.

I cannot imagine a company that could be a better fit with Tesla; our business, our people, our values. We believe that Barr will make a meaningful contribution to the future of leadership within Teva. On behalf of everyone at Teva, I want to warmly welcome all Barr’s employees around the world into the Teva family. We are delighted to join forces with you, and we are very enthusiastic about that we can accomplish together.

Now, it gives me a great pleasure to turn the call over to Barr’s Chairman and CEO and my friend, Bruce Downey.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Thank you very much, Shlomo. It certainly is a very exciting day for Barr and for Teva. From Barr’s perspective, it is extremely rewarding for our shareholders, for our employees and our customers. As I was reflecting on the 16 years I have been at Barr this morning, this was the 12th attempt to acquire Barr. I point out it was the third by Teva.

And over the years, we have never found the right time or the right partner for this type of transaction, but clearly in evaluating the opportunity over the last few weeks, this was the right time. It provides the right present value for our shareholders, and the right opportunity for our employees and shareholders and for our customers.

Now if you just look at what we are creating, it is an unparalleled generic opportunity. It is unparalleled in its product diversity. We have a portfolio of various entry products that we have developed over the years. Teva has a very full line of vertically integrated products, high-volume products, the typical blockbuster products.

Together, as Shlomo indicated, very little overlap considering that together we have over 450 marketed products in the United States. So it is not only the product diversity, we have great geographic diversity. We have strength in Eastern/Central Europe and a couple of markets in Western Europe and certainly here in the US. All of that reinforces Teva’s global platform in some key areas, and again gives the combined company sort of unparalleled presence around the world.

What I find in addition to the generic business very attractive, the combination is the brand portfolio and the brand platforms. Teva has obviously become a very significant market leader in neurology with the Copaxone product and others; very strong basic research in NTE capabilities.

We complement that with our women’s healthcare business, both in oral contraception and in hormone replacement and other products we have in our pipeline. And also those two areas are complemented by Teva’s respiratory disease portfolio, again providing diversity from the generic platform in the brand area, so that we have both affordable medicine and innovative medicine.

We bring a smaller API capability to the very — the industry-leading, world-leading really API capabilities of Teva. Again, I think the vertical integration opportunities really distinguish the combined entity from any of its competitors. Then, finally, I think the future in biologics is, as Shlomo mentioned, it’s something that I have believed in for a long time. Barr is committed to — that was one of the big components of our Teva acquisition.

If you look at what the combination has done over the last four or five years, it has combined Barr’s efforts, Pleva’s efforts, Sicor’s efforts, and Teva’s efforts under one umbrella, so that, again, we have in the combined organization the world-leading generic biologic player. Sort of reinforcing that future, we have a combined $800-plus million in R&D, so it is clear that our shareholders, employees, and customers will continue to benefit from the products that the combined entity develops.

I am excited about what that will mean for the future. I am very pleased to be able to incorporate the assets we have built over the last several years into this organization. I think, again, it is the world leader in this area and will continue to be for a long time to come.

With that, I would like to turn it over to Eval Desheh, who will provide some of the financial details of the transaction and the forward-looking statements.

Eval Desheh —Teva Pharmaceutical—CFO

Thank you very much, Bruce. Good morning, everyone. Good Friday afternoon to our friends in Israel. As you already heard from both Shlomo and Bruce, this transaction provides an outstanding opportunity strategically and economically for Teva. Specifically through a combination of revenue and cost synergies, as well as additional growth opportunities. It is expected to contribute to our top line, bottom line, and earnings per share.

At this time I would like to delve into some of the financial details of the transaction in order to highlight what we find so compelling about this combination. Under the terms of the agreement, which have been unanimously approved by both companies’ boards, Teva will acquire 100% of the shares of the Barr for total cash and stock consideration of $7.46 billion. This is based upon NASDAQ closing price of $42.41 for Teva’s ADRs on July 16, 2008, which was the unaffected trading price prior to market rumors about the deal.

The indicated combined per share consideration for each outstanding share of Barr common stock amounts to $66.50, which is comprised of a fixed amount of 0.6272 Teva ADRs representing $26.60 per share and $39.90 in cash. Upon the closing of the transaction, Barr shareholders, collectively, will own approximately 7.8% of Teva on a fully-diluted basis. The transaction has been structured as a tax-free reorganization. In addition, Teva will assume Barr’s long-term debt, which is expected to amount to approximately $1.5 billion at the time of closing.

With respect to the financing, we will require approximately $6 billion in cash to execute this transaction. This amount includes a possible refinancing of Barr $1.5 billion in debt. The cash portion of the consideration will be funded with a combination of Teva and Barr’s cash and marketable securities on hand and long-term financing. In the meantime, Teva has obtained committed short-term bridge loans to fund the transaction. We believe that our total combined debt after closing will increase by up to $2.5 billion and we expect to have at least $1 billion in cash on hand after the closing.

Barr will convene a shareholders meeting as soon as possible after the prepared proxy statement, which will be filed with the SEC. Barr must obtain affirmative vote of a majority of the outstanding shares of Barr common stock. No vote of Teva shareholders is required for the transaction. Teva will seek clearance with the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvement Act and with the European commission, as well as several other required antitrust filings, notifications, or approvals.

We expect to close this transaction in late 2008 and anticipate that this acquisition will become accretive beginning in the first quarter subsequent to close. Following the completion of the transaction, we expect our balance sheet to remain strong due to the relatively high equity component of this transaction. It is our intention to use a portion of our future cash flow to reduce future debt levels.

All of us at Teva are tremendously excited about the additional opportunities and value that this transaction represents for all of our stakeholders and shareholders. We are confident Teva will do what we have done so well over the years while building this great company, which is to acquire, efficiently integrate, and deliver value from strategic acquisitions ultimately driving the long-term growth and profitability of our company.

I would like to thank you all for your time and interest. Now we will open the call to your questions. Operator, please.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Rich Silver, Lehman Brothers.

Rich Silver —Lehman Brothers—Analyst

Good morning, good afternoon. Just perhaps you could elaborate on the $300 million in synergies and give us just more detail on where that would be coming from, not only in terms of how much, but where exactly.

Eval Desheh —Teva Pharmaceutical—CFO

Good morning, Rich. This is Eval. Over the period where we have been working on this transaction, we have thoroughly analyzed line by line the combination of the two companies and identified many areas of efficiencies in all areas of the combined operations of the company, which we are going to exploit and utilize. We have tried to be careful and conservative with these assumptions, so there could be upside to this number. Definitely there is upside in the sales synergies, which we have not dealt with at all. We will once we acquire.

Rich Silver —Lehman Brothers—Analyst

But the $300 million that you identify is costs. But can you give us some sense of at least regions or R&D versus SG&A, just a little bit more than that, Eval?

Eval Desheh —Teva Pharmaceutical—CFO

It’s all over the map, but we will provide details in the future, of course. But it is in all cost aspects of both companies.

Rich Silver —Lehman Brothers—Analyst

So should we assume that you won’t be providing any more detail until the deal closes, or even at that point, we won’t get more than just the $300 million?

Eval Desheh —Teva Pharmaceutical—CFO

That is correct.

Rich Silver —Lehman Brothers—Analyst

The latter?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

The latter.

Rich Silver —Lehman Brothers—Analyst

Thank you.

Operator

Gregg Gilbert, Merrill Lynch.

Gregg Gilbert —Merrill Lynch—Analyst

Good morning and afternoon, everybody. First question for Shlomo and Eval, can you just confirm that you still expect the $3 or better in 2009 EPS? I assume that’s the case. The follow-up is for Bruce.

Bruce, we are certainly going to miss hearing your thoughts on the industry, so congrats to you. We are going to miss you, but the bigger picture question, if you could offer some commentary on what made now the right time? Price aside, the identity of the acquirer aside, can you make some big picture comments on some of the industry and company factors that made this the right time? Thank you.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Thank you. Let me take the one on the ‘09. First of all, what we said about ‘09 is that we have full confidence on ‘09 and, by the way, without getting to details because this is not the subject of today, we have $25 billion on innovator sales products waiting for us on ‘09.

Eval Desheh —Teva Pharmaceutical—CFO

Teva a lone, not including —

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Teva alone, not including Barr.

Gregg Gilbert —Merrill Lynch—Analyst

Thank you.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Gregg, I will answer part of Rich’s question first. Some of that synergy is me, so you can take that off the list. But Gregg, just looking into the future, you can always get my comments by calling me. I am always — they are worth what you pay for.

But to answer your specific question why this offer and why this time, there are two components. The first one is the component for our shareholders, which is the paramount. Clearly, we think the there is very attractive risk-adjusted offer for our shares. I think it’s attractive both in the present tense and in the future tense for those who elect to retain, as I will, to some larger extent elect to retain their Teva shares.

It puts us and our assets into the — what will be, clearly, the world-leading generic with a complimentary strong brand portfolio that counterbalances the generic business, great vertical integration and API, great geographic diversity and I think the industry-leading intellectual capital in generic biologics. So I think it was the combination of the present tense value and the future tense opportunity that made this the right offer.

You get to buy things a lot of times, but you only get to sell once. So you have got to be careful that you do it — you make that deal the right one. I suppose we all have made mistakes on the buying side, but selling you want to get it right. And I think we did here, both present tense for our shareholders and in the future for shareholders and for employees and, ultimately, for the customers that we serve.

Gregg Gilbert —Merrill Lynch—Analyst

Thank you, Bruce.

Eval Desheh —Teva Pharmaceutical—CFO

If they may add on the ‘09, I don’t know if that was behind your question, but I would like to take this opportunity to remove the hidden assumptions that this acquisition has to do with ‘09. This is a long-term, strategic move and, as I said, and I would like to reiterate it, we will achieve ‘09 targets as we said, even without this acquisition based on our confidence on our pipeline, on our organic growth, and our strategy of go-to-market in the coming years.

Gregg Gilbert —Merrill Lynch—Analyst

Thanks, that’s helpful.

Operator

Ken Cacciatore, Cowan.

Ken Cacciatore —SG Cowen—Analyst

Good morning and congratulations, guys. Just a question on some of the product divestitures may be necessary or the pipeline divestitures and thinking of one group of products, the oral contraceptives, that Teva has acquired from Watson and Andrx. I recall Watson had to divest those when they acquired Andrx, so we have seen those products passed around a little bit.

I was wondering if you could give us a little bit of insight into that line and what the real threat of that line is, assuming you have to divest it. Then maybe talk about, in the pipeline Barr has done a great job of having many settlements. I wanted to know if there is any change of control provisions in those settlements that there would be some alteration in those now that you are acquiring them. That’s my question. Thanks.

Bill Marth —Teva North America—President & CEO

Ken, it’s Bill Marth. I appreciate the question. With respect to the oral contraceptives, I don’t want to jump ahead of what the FTC will be asking us to do. We, obviously, we will be filing with HSR and we will be looking at a number of areas. I suspect that there will be some divestiture of oral contraceptives that will be necessary and probably some other products and maybe some products in development. All of which have been contemplated as we put this together. So I don’t see that as a particular issue.

The second question, the change of control provision, I really can’t get into particulars on that as well other than we have done our due diligence as best we are allowed at this point. We are fairly confident that we are not going to have any issues.

Ken Cacciatore —SG Cowen—Analyst

Great, thank you.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Yes, I just committed to Shlomo and Bill that I wouldn’t screw anything up in the next six months. No, I think we are going to continue with business as usual. We want to turn over the strongest possible company and set of assets that we can at the end of the year or beginning of next year. So we will continue to do what made us successful in the past and our agreement allows us to do that.

Ken Cacciatore —SG Cowen—Analyst

Thank you.

Operator

Randall Stanicky, Goldman Sachs.

Randall Stanicky —Goldman Sachs—Analyst

Thanks, guys. The deal obviously expands your footprint in the US. You have talked a lot about interest, needs, and desires to add some ex-US capabilities, whether we are talking about Latin America and some other markets. How does that change your view there or your flexibility to do that over the near term? Do you still look to — are you still looking for additional deals in those markets? Then I have a follow-up.

Eval Desheh —Teva Pharmaceutical—CFO

First of all as you said, Randall, this is a very important contribution to our long strategic goal to increase the business in the fastest-growing markets of the world. In this case, we are talking about central/east European region, which definitely is one of the fastest-growing regions.

We are — we believe that even after this acquisition we have solid and strong financial capabilities. So we can maintain if we would need what we call the complementary acquisitions or any other moves that we need to make our strategy materialize in Latin America, Europe, and maybe other compelling part of the world that we still have to enter.

Randall Stanicky —Goldman Sachs—Analyst

Eval, would you use this — I know you talked about GAAP accretion, and I don’t know if you are implying that you are going to continue to report GAAP. Is moving to a cash EPS reporting system something that you are considering?

Eval Desheh —Teva Pharmaceutical—CFO

Well, good question. What do you think?

Randall Stanicky —Goldman Sachs—Analyst

Well, many of your competitors are reporting a cash EPS number. There is a significant amortization built into both companies. Obviously, we don’t have all the details in terms of how you are thinking about the amortization schedule for this yet, but certainly it’s something I think that people are going to be asking about.

Eval Desheh —Teva Pharmaceutical—CFO

Yes, I will put it this way. There is a fair amount of amortization coming with this transaction. We will have to analyze and ask ourselves strong questions whether we want to also provided cash EPS or something equivalent, non-GAAP adjusted EPS to eliminate the amortization. We have never done that in the past, so our financials have always been that they had a high standard of transparency. I don’t have a decision on this. We will definitely look at it.

Randall Stanicky —Goldman Sachs—Analyst

I think it would be helpful to least help people understand what the cash EPS number would be.

Eval Desheh —Teva Pharmaceutical—CFO

Yes, I think that Teva has a very long history of providing pretty transparent financial statements and we are committed to continuing to do this.

Randall Stanicky —Goldman Sachs—Analyst

Just one last follow-up. Bruce, you said 12 attempts to acquire Barr. Is there any potential for a 13th attempt or is this —? Is there any other competitiveness around this bid or was this a one-on-one?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

This was a one-on-one negotiation. Obviously, we are we have our fiduciary obligations, but I really don’t expect any sort of effort. I think this is the right combination and the right price and the right opportunity, so I expect it to close.

Randall Stanicky —Goldman Sachs—Analyst

Great, thanks. Congratulations.

Operator

Ronnie Gal, Bear Stearns.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Bear Stearns? Well, more like Sanford Bernstein, but thank you. Now, regarding questions, Eval, can you help us a little bit with the cash generation for the combined company? Obviously that is a major consideration in any of these transactions. How much cash generation do you expect this business to create over the next two or three years?

Eval Desheh —Teva Pharmaceutical—CFO

Well, the combined cash flow of this these companies from operations will exceed $3 billion in 2009 comfortably. This was why I said in my opening comment that we believe that we will have ample cash generated between the two companies to pay down some of our debt. As you also heard, we would not require an enormous amount of debt to complete this transaction

If we will keep the $1.5 billion Barr existing facility, then the number will even be much smaller and minimal. But this is a huge cash generation situation.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Just the obvious follow-up is that $3 billion in cash generation in ‘09, is that something that you expect to be roughly normalized with the following couple of years?

Eval Desheh —Teva Pharmaceutical—CFO

Sorry, can you repeat please?

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Essentially are we talking about a peak situation of cash generation in ‘09 or are we essentially looking at roughly the same kind of magnitude of numbers for the following couple of years?

Eval Desheh —Teva Pharmaceutical—CFO

Ramp up.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

A ramp up? Okay. A quick follow-up on this, the tax rate for the combined company, should we think about this as a blended tax rate or Teva has the ability to take that combined tax rate down over the next three years?

Eval Desheh —Teva Pharmaceutical—CFO

It’s a blended tax rate, but we believe that we will have the ability to reduce the effective tax rate of Barr with manufacturing in low-tax areas and combining this with our operations. So the tax rate will be blended and will be blended down. You can anticipate that.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Just one more quick question about synergies. What percentage of Teva’s product can Teva manufacture API for?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

We hardly can hear you. Can you please repeat?

Ronny Gal —Sanford C. Bernstein & Company—Analyst

I just asked what percentage of Barr’s products does Teva manufacture API for today or could manufacture API for after the deal closes.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

I can answer it. This is Bruce. Some of the components of oral contraceptives were manufactured by Teva. I believe there are some other products that we make that could be manufactured. We may have qualified Teva material, but the potential in the long term is quite significant. In the short term it might not be that great, but in the long term it is quite significant.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Thank you.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

But one of — your both comments are valid when you calculated your synergies model. Tax and API have the potential for additional synergies.

Ronny Gal —Sanford C. Bernstein & Company—Analyst

Okay, thank you very much.

Operator

(OPERATOR INSTRUCTIONS) Marc Goodman, Credit Suisse.

Marc Goodman —Credit Suisse—Analyst

Yes, can you talk about the biosimilars and the addition of Barr’s biosimilars work? Is there much overlap there? What exactly do you feel like is the strength of what you are getting there? Then second of all, Bruce, can you just tell us did you approach them? Did they approach you? How did this really get started?

(multiple speakers)

Shlomo Yanai —Teva Pharmaceutical—President & CEO

This is Shlomo. I will try in a minute to build — to put some light on that, but first I would like to say that we talk about biosimilars, biobetter, biogenerics, biologia, future medicine, it’s about the future call. Teva has made the commitment to be a leader in this compelling future and we see the acquisition, or actually Barr capabilities in this regard, very attractive contribution to this effort. But that will be materialized in the years to come, this is not next year. If you skip one or two products that are on our pipeline, or on Barr’s pipeline.

Bill, if you would like to add more on that.

Bill Marth —Teva North America—President & CEO

Mark, good morning. I would just say, with the addition of Barr we get additional science infrastructure and pipeline for sure, but also a shared vision of the legislative front, which is to me and I know it is a real passion to Bruce, is extremely, extremely important.

With respect to the pipeline, Barr has four products now in development. We have a number of products in development. The overlap as we see it is very minimal. Remember, it’s a very nascent area at this point in time, so I think that we have got lots and lots of potential. I would also point to, as Shlomo has pointed out, as we talk about the biosimilar argument or biogenerics argument, we don’t know which way this is going to go, whether it will be a biocomparable, a biogeneric, a biobetter, or whether with the acquisition of CoGenesys, we can end up in a pure biologic market.

We have the capabilities, no matter which way it goes, to be able to handle that both on the commercial front and on the development front. Barr just strengthens that capability. I know Bruce is going to follow on and I just love for him to follow up on the —

Marc Goodman —Credit Suisse—Analyst

Bill, what I was trying to understand is the number of products that they were working on, the number that you were working on. Is there overlap? Are you really gaining a lot of new technology, new products, things like that? That is what I was trying really trying to understand.

Bill Marth —Teva North America—President & CEO

There is a gain, but we are not really going to go into that right now.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Actually, I will answer the question about how we got started. It was at the NACDS meeting this spring. Shlomo and I went to lunch and had our first conversation on a park bench outside the Hamburger Hamlet while we were waiting to be seated. We committed then, if it ever came to fruition, we would buy the park bench. So I think that is going to be a negative synergy for Teva as they have to spend the money to acquire that piece of furniture.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

But you are going to pay the plaque?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

I am going to buy the plaque, that’s right. I bought the lunch, as I remember.

Marc Goodman —Credit Suisse—Analyst

Thanks, guys.

Operator

Edmund Kim, JPMorgan.

Edmund Kim —JPMorgan Chase & Co.—Analyst

Great, thanks for taking the question. Firstly, does this deal give you a higher appetite to embark on at risk launches? With that, what do you learn or gain from Barr’s R&D and legal teams, their proficiency and their success in the litigation strategy?

Bill Marth —Teva North America—President & CEO

Thanks for the question, Edmund. This is Bill Marth. We really respect the Barr legal team and their R&D and their development as well. They have done a great job of finding niche products, being able to find really, really good legal strategy to be able to capitalize on these products. So we have admired that for an awful long time and there is a real complementary activity between Teva as well as Barr.

Teva has a little different strategy on the paragraph IV front so when you add the two together it creates an unparalleled portfolio of paragraph IVs, of which we believe we have approximately 70 first-to-files at this point in time. So I think it’s a great strategic combination.

Edmund Kim —JPMorgan Chase & Co.—Analyst

If I could just add one more, Bruce, it sounds like — is it correct that you will be spending more of your efforts now on the legislative front?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Well, I continue to be very interested and committed to generic biologic legislation. I don’t think I will — I spent a lot of time in the past, so it’s hard for me to imagine I will spend more time in the future. But I will remain committed to that activity, whether I am — while I am still with the Company and afterwards. It’s something I believe in very strongly and, as I said, I will do everything I can to help both Teva and the industry to be successful in this arena.

Operator

Michael Tong.

Michael Tong —Wachovia Securities—Analyst

Good morning. I have one for Shlomo and one for Bruce. For Shlomo, can you give us a glimpse of what the management structure of Teva is going to look like post-closing? Then for Bruce, congratulations on — to Bruce on getting your hands on your second therapeutic category.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Second and third, Michael.

Michael Tong —Wachovia Securities—Analyst

I was just wondering, hearing your comments about the combination, while I believe the combination is clearly your strong one, what do you see in Teva that makes it a better fit than Barr going at it alone at this point in your corporate evolution?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Thank you, Michael. First, I think it’s a little bit too early to answer this question. We have just signed the definitive agreement last night, but knowing Barr for a long time and having discussions on this with the Boards, I can tell you that we are fascinated by the good people and the high quality manager that we have there. Definitely, as I said in my notes this morning, I believe that they are going to contribute a substantial contribution to the management capacity and the leadership of Teva.

We will welcome that in the coming months and I would like to believe that this is part of the real soft synergies of this acquisition. I hope that we will make a good and better management team for the combined company.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Michael, this is Bruce. To answer your question, I think Barr in its evolution has been remained quite successful as a stand-alone company. But as I said in response to I think Gregg’s question, I thought the combination of the current price, rewarding our shareholders with the transaction, and the opportunity for the future made this the right combination. At the risk of being repetitive, I think these are worth repeating.

The generic portfolio both in the United States and the rest of the world, I think there are 450 marketed products here. As Bill mentioned, 70 first-to-files, probably close to 200 applications in the US, probably 3,500 marketed products around Europe, the three therapeutic categories in the brand business, API, Biologics, the quality of the scientific teams together — all of those assets I think together produce more than the two stand-alones could individually. So I think that I thought it was the right time, the right price, and the right opportunity.

Michael Tong —Wachovia Securities—Analyst

Great. Thanks and congratulations.

Operator

Ricky Goldwasser, UBS.

Ricky Goldwasser —UBS—Analyst

Thank you. All of our questions have been answered. Congratulations, Bruce.

Operator

Frank Pinkerton, Banc of America Securities.

Frank Pinkerton —Banc of America—Analyst

Thank you for taking the question. Just first one, we have seen a lot of acquisition activity in the generic industry here in the last couple of years. I was just wondering, Bruce, if I could get — and Shlomo — your opinions on are we seeing a bifurcation in the industry? It appears there is becoming more global international diversified companies. What is the ultimate advantage as investors should look at the haves and the have-nots in the generic industry?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Well, I don’t think we have seen more activity in the last two years than the previous 16. It has been that way since I have been in the business. There is relatively low barrier-to-entry to get into the business. Many companies come in. Some prosper; some go by the wayside. I think you have correctly identified that there are three or four companies now that have a very significant global presence.

I am proud that we are joining the one with the greatest geographic and product diversity and the greatest opportunity to be successful in the long run. There will be other competitors, other successful companies, but I am very confident that Teva will be — has become and will remain the market leader.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

If I may add, I think that we recognize, as part of our strategy for the next coming years, something that I can call a window of opportunity for the generics industry in many countries in the world. The reason for that is, of course, there it deserves a different discussion. But mainly it’s because the healthcare expenditure, even any developed or emerging country at which the level that they have to take some measures in order to promote the generics. That’s — you can see it in Europe, in Japan, in Latin America and definitely in developed markets like United States or UK or West European countries.

Having said that, it means that if you are a global generic player and you know how to play the global, very complicated game, you have a great advantage in the coming years. This is what Teva is going to try to exploit or capitalize in the years to come.

Frank Pinkerton —Banc of America—Analyst

Just as a follow-up on the Teva side, historically you guys have done very well in CNS branded medications. But now with Barr, you are bringing on what is also not only a generic OC but a branded women’s health franchise, in fact four products potentially may be launching in the next 12 months. What is the expertise that I guess you are bringing in with Barr? What is the ability for management there to continue to focus and drive that women’s health branded business? Thank you.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

First of all, if I may say, I think that definitely the acquisition contributes to our balancing business model. The brand or the specialty product element in our overall business portfolio is growing. I think that it is a good development for our business. I believe that part of what we are acquiring is a know-how and a good management qualities, how to manage brand. I believe that that could expand into other Teva’s branded products by exploiting this know-how of Barr high qualified managers. Bill, would you like to add on that?

Bill Marth —Teva North America—President & CEO

Yes, I would just finish up with Frank. I think it’s a great question and it’s probably one of the things that people will miss. They have got to really focus in on this, which is, as Shlomo said, the balance of business model. What you have got now is a very strong neurology division, a very strong respiratory division, and a very strong women’s healthcare division. In fact, one of the leading women’s healthcare divisions in the US.

Now that you are able to leverage between those units for many things, for resources and for us to really put almost — right now I think about 850 reps in the field across those businesses. That is a significant presence in the US.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

This is Bruce. We will be launching a least one and maybe two of those four products before the transaction closes. So we commit to do that right and to make sure that our expectations for those products are met.

Operator

Corey Davis, Morgan Stanley.

Corey Davis —Natixis Securities—Analyst

Wow, that is news to me. First Ronny goes to Bear Stearns and I go to Morgan Stanley.

Bill Marth —Teva North America—President & CEO

A lot of movement in this industry.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

A lot of M&A activity.

Corey Davis —Natixis Securities—Analyst

No, I am still at Natixis Bleichroeder. The price tag on this is my question. It’s obviously a healthy premium, but your stuck has been down. I guess, simply put, what methodology did you use to arrive at that price tag?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Before I turn to Eval, I think that this is a common question in any acquisition and definitely in this scale. Teva has a long legacy of very strict criteria of doing acquisitions. I think that our track record is the best proof that we know how to evaluate, how to price, and definitely how to pick the targets before we start the whole process. I believe that this is a very compelling acquisition.

To acquire a great high premium, blue chip, as you say here in the United States, company we paid fair price for that and there is a great strategic rationale behind it. This is what we really believe is the essence of this acquisition. If you add to that the fact that it fits to our very economical —

actually strict economical criteria, like accretion in the fourth quarter and some others I cannot share with you, this is a great opportunity for Teva. Eval, if you would like to add to that?

Eval Desheh —Teva Pharmaceutical—CFO

Maybe I can add a few words on this. First off, this is one of these rare occasions that everybody wins. Shareholders of Barr are getting a fair price. For us at Teva, there are so many opportunities that this transaction represents to us to enhance the economic value of this deal. It looks like it was tailor-made for Teva.

We talked at length about how complementary this transaction is for us and I don’t think that there is any other target that would give us this complementary asset and capability to grow the business and grow our profit and earnings per share. If you look at the economic parameters of this transaction, I think are better than most deals that have done in our fields over the past few years. So it’s a win-win for everyone here.

Corey Davis —Natixis Securities—Analyst

Maybe just to follow-on to that, did you contemplate the upside from Barr’s first filer opportunities that are not yet in the bag in the purchase price or did you somehow use a probability-weighted analysis? Then secondarily to that, rarely do you see deals be accretive so quickly after being done. So is it fair to say that if you were to use a cash basis to evaluate this thing that it would be massively accretive upon completion?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Yes, you take the par fours and then Eval will take the question—

Bill Marth —Teva North America—President & CEO

Corey, again there is only so much information we can share at this point in time between ourselves and of course with the Street. This deal is — we still have a rigorous process to go through and we can’t have complete disclosure on all of the paragraph IVs between each other at this point in time.

I would say that, again, Barr has a very attractive portfolio of paragraph IVs and has a great track record at being able to get them to market at one point or another. So all that has been contemplated in the value certainly. I think that we paid a fair and appropriate price for that.

With respect to how this would look on a cash EPS basis, I don’t know that we are willing to speculate, but if anyone would be, I think Eval would be.

Eval Desheh —Teva Pharmaceutical—CFO

We have never reported cash EPS or the equivalent, so this is not the right time to begin. I mentioned this — I answered a question on this earlier. We will look at it, but if we look at how the results look like, while eliminating the amortization — anticipated amortization — of the transaction and we made assumptions of course, profit looks awesome, of course. I think everyone — you guys can do the calculations yourself.

We still have got to be accretive after four quarters and we have, I think, done all the work to support this. There are plenty of opportunities. This is called synergies and Teva has a very long history of realizing synergies. It’s not a theoretical term for us and we have all the receipts to show that we have done it the best and we will do it here.

We talked about API opportunity before about global production about combining the European activities where relevant. Barr did not have anybody to match it with. Now with Teva European activity, we have that about combined sales and marketing efforts and going into the same market — it goes on and on and on, bringing some of the branded and specialty pharmaceutical products from the US to Europe. The lists — we could spend all morning on this one. I think there are plenty of opportunities.

Corey Davis —Natixis Securities—Analyst

Thanks very much. Bruce, it sounds like you got reimbursed for your lunch at least on this deal.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

I can afford the next one, too.

Operator

David Buck, Buckingham Research Group.

David Buck —Buckingham Research Group—Analyst

Thanks for taking the questions. My first comment is congratulations. I think it’s a terrific combination for both companies. But first for the Teva side, for Shlomo, can you talk a little bit about what you see as the antitrust issues ex-US, particularly in Germany and Eastern Europe? Also, can you talk a little bit about what the pro forma combined manufacturing footprint looks like today and where you see that will be within three years or within one year?

Then for Bruce, just to follow up on the valuation conversation, looking back at Pleva, on an EBITDA basis you paid almost 20 times EBITDA for that asset. It looks like you are selling yourselves for less than 12 times. Can you maybe comment on that?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Well, first we still have a long way to go with the antitrust authorities from both sides of the ocean. But when we started to look at this acquisition, one of the most attractive, or actually compelling, that come out was that relatively there are very minimal overlap between the two companies. Both companies act on a different strategy and went to different area, so that was one of the most attractive first thought that we gave when we started to look at Barr. Because in a way, as I said, there is very minimal overlap.

Yes, definitely we will have to fall FTC or any other antitrust agencies and do whatever they would direct us. But generally speaking, I don’t see here a big magnitude of divestitures that should be followed by this kind of a process. On the other hand, I do believe that there is a lot of room for combining the two apparatus and getting not only the synergies, but also a lot of benefits, a lot of business opportunities. Usually we call them the sales synergies that are still ahead of us.

If you are — another comment on the European, maybe Gerard, our CEO of the European business of Teva, can say about antitrust environment now there regarding this acquisition?

Gerard Van Odijk —Teva Pharmaceutical Europe—President & CEO

Yes. First of all, I think the European authorities at this stage are extremely positively-minded to this generic industry. They are really trying to find out how they can help generic industry be more competitive against the originator industry at this stage. And the investigation that was kicked off by the Commission on that one should be seen in that light, that is as food for the generics industry rather than the other way around. So that’s the first point.

So from that background, it is expected they will be looking favorable towards a deal like this. If you look into the details, you can see that whether you look at Germany or you look at Poland or you look at Russia, the different portfolios of products are very complementary to each other.

It’s also if you look at the sort of customers we are looking at for as far as you can get visibility of that at the high level that we did, we don’t see any sort of overlap that would trigger any source of concerns from an antitrust perspective.

So we believe that these two organizations in the markets I just mentioned will be one-on-one as two, and probably with some synergistic elements on that on top of that. So we don’t see any antitrust issues there.

Bill Marth —Teva North America—President & CEO

One more comment. This is Bill Marth. One of your questions was where does this bring us in capacity, I believe.

David Buck —Buckingham Research Group—Analyst

Right.

Bill Marth —Teva North America—President & CEO

Right now, we’re looking at about 62 billion dosage forms. I would remind you that we had said on our investor day that we were looking to go 100 plus. This put us on the road, but this puts us at about 62 billion. But these are some good plants with the real opportunity to put more throughput with the right work and right investment. We’ve got some great people here, so we are really enthused about just giving us another leg up as we move forward on the capacity front.

David Buck —Buckingham Research Group—Analyst

Should we would be thinking about plant closures though, Bill, in terms of site transfers and plant closures?

Bill Marth —Teva North America—President & CEO

We really don’t want to get into the synergies at this point in time, but there is still a lot of good plants out there with the ability to expand.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

As to the financial question, David, we thought we paid a fair price for Pleva. We got a lot of assets that we’ve been able to incorporate into our business. We met all of our targets, and we are very pleased that we did it. I think it made Barr a stronger and more attractive company. I think we paid a fair price for Pleva, and I think we got a fair price for Barr. So I’m satisfied with both transactions.

David Buck —Buckingham Research Group—Analyst

Just to follow up, Bruce, obviously you are getting a premium to the way the share price was trading a few days ago, but on a valuation basis you’re getting a lower value for your own company with the synergies of Pleva. I guess the question is will the Barr shareholders just have to take the upside in Teva stock? It sounds like that is probably the answer.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

I think they are getting the upside — getting an upside in the price they are receiving for the Barr shares, and if they hold the Teva shares, they will get a second upside.

David Buck —Buckingham Research Group—Analyst

Okay, fair enough. Thank you.

Operator

Tim Chiang, FTN Midwest Securities.

Tim Chiang —FTN Midwest Research—Analyst

Thanks. This is really just a big picture question for Shlomo and Bruce. You both are viewed as leaders in the industry, and it has been viewed as first-to-market companies. What is your expectation for additional consolidation in the generics industry post this deal?

I noted Novartis recently reported disappointing generic revenues, and I sort of wanted to get your thoughts on the fragmentation of the US market versus the European market. Is it your expectation that this is going to spark another wave of consolidation?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

As I said earlier, consolidation has been a fact of life for the 16 years I’ve been in the business, and I think it will be a fact of life for a long time to come. There are those strategic alliances like the one we have here where two strong companies get together. There’s also a certain amount of acquisitions where someone stumbles, and I know as we all know, there are companies in the market every day, both in US and around the world, because they’re struggling to be successful.

So both types of consolidations will continue, but I think what this does, as Shlomo mentioned in his comments, it really separates Teva from the rest of the pack. It clearly is the independent company; it far and away will be the leading company in the world.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

I fully agree with Bruce, and I share the same view. If I may add, I would say that consolidation is fact. The question is how you can leverage the fact into kind of a business or a strategic advantage. Here, I believe that as the consolidation hit not only the supplier but also our customers, and you well know that the retailers and other big customers becoming even bigger because they are also facing consolidation, that it creates a very compelling and very interesting situation to market, what we called in our strategy the big-to-big opportunity.

I think that the big customer is favoring a big supplier reliable with the broad expanded portfolio, and for many other good reasons that I won’t go through now. But definitely we see it as a business opportunity, and this is what we try to achieve in the coming or in the next years by being bigger and by trying to leverage the size of Teva to a different service that I mentioned.

Tim Chiang —FTN Midwest Research—Analyst

Okay, great. Just one follow-up for Bruce. Bruce, I know it is probably still too early to sort of figure out what your role at Teva will be, but do you have any thoughts on what you want that role to be at Teva?

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Yes, I’ve said earlier that the role is to help in the transition period to make sure that we turn over the strongest possible set of assets that we can when the transaction closes; make myself available in any integration project or any — to provide any kind of input or advice that Shlomo or others want. But my long-term and even intermediate term plans are to leave the Company.

I think there needs to be one — I have enjoyed being in charge and making decisions, and it has been — in the Teva organization, I won’t be in that role. So I think you should have one leader, and Shlomo is the leader. I have all the confidence in the world he will maximize the value of the combination.

Tim Chiang —FTN Midwest Research—Analyst

Okay, great. Congrats.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

This was or still is one of the hard parts of this acquisition, because we still are trying to convince Bruce to stay with us in a very important position as part of our board or to lead the industry. And actually, because we are becoming a bigger player, to lead the Teva effort in here and in the public, US public, to promote the generic idea and definitely the biology or the biogenerics idea. Here, I would like to believe that Bruce will agree to stay with us and to keep his great service to the industry.

Bruce Downey —Barr Pharmaceuticals, Inc.—Chairman & CEO

Well, I will keep an open mind.

Tim Chiang —FTN Midwest Research—Analyst

Okay, thanks a lot.

Operator

A follow-up from Gregg Gilbert, Merrill Lynch.

Gregg Gilbert —Merrill Lynch—Analyst

Thanks. For Eval, what would be a good interest rate assumption for the new debt you will take on? Can you just walk us through the mechanics of the additional financing, mechanics and timing?

Eval Desheh —Teva Pharmaceutical—CFO

Yes. Well, actually it is pretty simple. We need about $2.5 billion, which includes a possible refinancing of Barr’s $1.5 billion outstanding debt. We will — of course, we’re not closing the deal tomorrow and market conditions have been changing from one day to the other recently, not dramatically, but we will explore all market possibilities. There’s a long list of banks which has already started to call in, offering their services.

We will secure long-term financing. I can’t tell you whether it will be in the form of convert or straight debt or a bank credit facility. We will explore all these possibilities, and we will do that as close as possible to closing.

Right now, as I’ve mentioned before, we have secured bridge financing, committed bridge financing that will enable us to fund the deal under any circumstances. We are pretty confident that our rating will remain in place. Hopefully, our rating agencies are looking at this transaction as it structures as positively as we are. We have already talked to them. They will come out probably pretty soon.

So right now, from all we have heard from our bankers and financial institutions around the market, financing the deal would be a fun exercise.

Gregg Gilbert —Merrill Lynch—Analyst

Thank you.

Operator

A follow-up from Rich Silver, Lehman Brothers.

Rich Silver —Lehman Brothers—Analyst

Yes, I just want to make sure I heard correctly earlier, Eval, you had said that for next year, ‘09, that you are expecting $25 billion in brand sales of new product launches in the U.S. Is that correct?

Shlomo Yanai —Teva Pharmaceutical—President & CEO

It was not Eval. It was Shlomo.

Rich Silver —Lehman Brothers—Analyst

Sorry, Shlomo. I meant Shlomo.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Let me give you another shot on that this time by Bill so you can get it from both of us.

Bill Marth —Teva North America—President & CEO

Rich, I think what we were trying to articulate and to make sure we got it perfectly clear, is that we have available to us we believe next year, in 2009, the opportunity to capitalize on $25 billion worth of innovator value, a mixture of paragraph IV. So we believe that that is out there and that is one of the things that gives us confidence in 2009 as well as our expectations on Copaxone, and the fact that we are very pleased with where we are going with the results on the ADAGIO study and on Agilect. So we feel very, very good about 2009 and remain with that guidance.

Rich Silver —Lehman Brothers—Analyst

So the $25 billion is a combination of first-to-files and non-first-to-file?

Bill Marth —Teva North America—President & CEO

Yes.

Rich Silver —Lehman Brothers—Analyst

Thanks.

Operator

At this time, I would like now turn the call back over to management for closing remarks.

Shlomo Yanai —Teva Pharmaceutical—President & CEO

Thank you. As you have heard today, we are very excited about this deal, which is going to offer us outstanding strategic and economic opportunities. This acquisition is all about two great companies joining forces to capitalize on the major opportunities in the generics industry in order to deliver even greater value to our stakeholders. Thank you all for joining us today.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a wonderful day.

- End of Transcript